Filed by: PVF Capital Corp. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: United Community Financial Corp.
Commission File No.: 0-024399
Contact:
Investors
Patrick Kelly
United Community Financial Corp.
pkelly@homesavings.com
330.742.0592

Media		Media
	Susan Stricklin United Community Financial Corp. sstricklin@homesavings.com 330.742.0638 or 330.509.1456		C. Keith Swaney and Carol S. Porter PVF Capital Corp. keith.swaney@parkviewfederal.com carol.porter@parkviewfederal.com 440.248.7171
For Immediate Release
UNITED COMMUNITY FINANCIAL CORP.
AGREES TO ACQUIRE PVF CAPITAL CORP.
YOUNGSTOWN, Ohio (July 24, 2007) — United Community Financial Corp. (Nasdaq: UCFC), holding company for The Home Savings and Loan Company and Butler Wick Corp., announced today it has signed a definitive agreement to acquire PVF Capital Corp. (Nasdaq: PVFC). Headquartered in Solon, Ohio, PVF Capital Corp. is the holding company for Park View Federal Savings Bank and operates 17 full-service branches throughout the Greater Cleveland area.
Under the terms of the agreement, each share of PVF Capital Corp. common stock will be exchanged for, at the election of each shareholder, $18.50 in cash, 1.852 shares of United Community common stock, or a combination of $9.25 in cash and 0.926 shares of United Community common stock. Based on the closing price for United Community common stock as quoted on the Nasdaq Global Market of $7.52 on July 24, 2007, the parties value the consideration at $16.21 per share of PVF Capital Corp. common stock, for total transaction consideration of $130.8 million. The value of the transaction and the value of each share of PVF Capital Corp. common stock may be higher or lower at the time of closing depending on the share price of United Community common stock at closing. A PVF Capital Corp. shareholder’s election to receive cash or stock is subject to allocation procedures that are intended to ensure that, in the aggregate, 50% of the shares of PVF Capital Corp. common stock will be exchanged for cash and that the remaining PVF Capital Corp. common shares will be exchanged for United Community common stock.

PVF Capital Corp. currently has assets of $908 million, which will increase total assets of United Community by 33% to $3.7 billion. The transaction is expected to be accretive to United Community’s earnings in 2008. Subject to regulatory, PVF Capital Corp. shareholder and United Community shareholder approvals, the transaction is anticipated to be completed at or near the end of this year. At that time, Park View Federal Savings Bank offices will become branches of The Home Savings and Loan Company.
“From a strategic perspective, this acquisition will give Home Savings considerable presence in the Greater Cleveland market and will strongly complement the corporate expansion we have achieved throughout the past several years,” said Douglas M. McKay, Chairman and Chief Executive Officer of United Community. “But it’s more than that — Park View Federal and Home Savings have a lot in common,” said McKay. “We both started out as single-office operations many decades ago (87 years and 118 years, respectively), and have experienced considerable growth and success over the years because of our unwavering commitments to delivering exceptional customer service and giving back to the communities in which we serve.” McKay emphasized that the transition to Home Savings should be relatively seamless for customers of Park View Federal.
John R. Male, who currently serves as Chairman of the Board and CEO of Park View Savings Bank, will remain in an executive capacity at Home Savings and will serve on the Home Savings board of directors. “Home Savings is a tremendous partner for Park View Federal,” said Male. “With more than 205 years of combined experience in community banking, we share common business values and beliefs. Our customers will benefit from this new relationship with expanded products and services and a larger branch network, while our employees will be part of an organization that is committed to growth and ongoing improvement. This combination truly is a great fit for everyone — including customers, shareholders, employees and our local community.”
Two current members of the PVF Capital board, Ronald D. Holman II, a partner in the law firm of Cavitch, Familo, Durkin & Frutkin, and Stanley T. Jaros, a partner in the law firm of Moriarty & Jaros, P.L.L., will become directors on the boards of United Community Financial Corp. and Home Savings upon completion of the acquisition.
McKay said customers can expect new financial products and services, including investment products, higher lending limits and expanded residential mortgage and commercial lending programs. “When entering new markets, however, we realize the importance of offering more than just a broadened array of competitively-priced financial products,” said McKay. “It’s essential that we make a good first impression and continue to provide personalized service at a level that differentiates us from the competition.”
The pending acquisition is the latest effort by United Community to grow through product and geographic diversification. In the past seven years, Home Savings has expanded its branch network from 14 offices in Mahoning, Trumbull and Columbiana counties to 38 offices throughout Ohio and Western Pennsylvania. In March of 2007,

Home Savings opened its newest full-service banking office in Brimfield, Ohio, and is slated to open a branch in Chardon, Ohio later this year.
United Community is being advised by Stifel, Nicolaus & Company, Incorporated and Vorys, Sater, Seymour and Pease LLP. PVF Capital is being advised by Keefe, Bruyette & Woods and Muldoon Murphy & Aguggia, LLP.
United Community Financial Corp. is an Ohio-based unitary thrift holding company. Its subsidiaries include The Home Savings and Loan Company and Butler Wick Corp. Home Savings has 38 full-service branches and five loan production offices located throughout Ohio and Western Pa., while Butler Wick has 19 offices and two trust office facilities within Northeastern Ohio and Western Pennsylvania. Additional information on United Community may be found on its web site: www.ucfconline.com.
PVF Capital Corp. is the holding company for Park View Federal Savings Bank, headquartered in Solon, Ohio, serving the Greater Cleveland area with 17 full-service branch offices. Additional information on the company may be found at www.parkviewfederal.com.
This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
United Community will be filing a Registration Statement on Form S-4 concerning the merger with the SEC, which will include the joint proxy statement that will be mailed to PVF Capital Corp.’s and United Community’s shareholders. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge, when filed, at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by United Community will be available free of charge from the Secretary of United Community at 275 Federal Plaza, Youngstown, Ohio, telephone (330) 742-0500. INVESTORS SHOULD READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports of United Community are also available free of charge from United Community by contacting the company secretary.
United Community, PVF Capital Corp. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. ADDITIONAL INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF UNITED COMMUNITY MAY BE OBTAINED THROUGH THE SEC’S WEBSITE FROM THE DEFINITIVE PROXY STATEMENT FILED BY UNITED COMMUNITY WITH THE SEC ON MARCH 23, 2007. ADDITIONAL INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF PVF CAPITAL CORP. MAY BE OBTAINED THROUGH THE SEC’S WEBSITE FROM THE DEFINITIVE PROXY STATEMENT FILED BY PVF CAPITAL CORP. WITH THE SEC ON SEPTEMBER 22, 2006. Additional information about participants in the proxy solicitation and their interests in the transaction will be contained in the prospectus/proxy statement to be filed with the SEC.
This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “expect,” “believe,” “intend,” “plan,” “estimate,” “may,” “should,” “will likely result,” “will continue,” “is anticipated,” “estimate,” “project” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to and involve known and unknown risks, uncertainties and other factors, which may cause actual results to be materially different from those indicated in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in forward looking statements: (1) the businesses of United Community and PVF Capital Corp. may not be combined successfully or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with the governmental approvals of the merger; (5) the shareholders of United Community or PVF Capital Corp. may fail to approve the merger; (6) changes in general economic conditions, which could affect the volume of loan originations, deposit flows and real estate values, credit quality trends; (7) changes in laws, regulations or policies by government or regulatory agencies, (8) fluctuations in interest rates, (9) change in the demand for loans in the market areas that United Community and PVF Capital Corp. conduct their respective business, and (10) competition from other financial services companies in United Community’s and PVF Capital Corp.’s markets. These statements include, but are not limited to, statements about United Community’s and PVF Capital Corp.’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. United Community and PVF Capital Corp. caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. United Community and PVF Capital Corp. undertake no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.